Exhibit 99.2

FOR IMMEDIATE RELEASE    NASDAQ: CRME   TSX: COM

CARDIOME AND ASTELLAS ANNOUNCE REGULATORY EXTENSION

Vancouver, Canada and Deerfield, Illinois, USA, August 30, 2007 -- Cardiome Pharma Corp. (NASDAQ: CRME / TSX: COM) and its co-development partner Astellas Pharma US, Inc. (“Astellas”) today announced that the U.S. Food and Drug Administration (FDA) has requested that Astellas and Cardiome participate in a panel review to be conducted by the Cardiovascular and Renal Drugs Advisory Committee on December 11-12, 2007.  The New Drug Application (NDA) for the intravenous formulation of vernakalant hydrochloride, an investigational new drug for the acute conversion of atrial fibrillation, will be reviewed as part of a two-day meeting regarding therapies for acute conversion of heart arrhythmias.

In preparation for the panel, and at the request of the FDA, Astellas has agreed to file additional information including final safety and efficacy data from the ACT 2 clinical trial, which was ongoing at the time of original NDA submission.  As a result of this amendment to the NDA, the FDA has indicated that the action date under the Prescription Drug User Fee Act (PDUFA) will be extended by three months to January 19, 2008.  It is expected that discussions related to the application review and labelling will continue with FDA throughout the intervening period.

The Cardiovascular and Renal Drugs Advisory Committee is convened on request of the FDA, and reviews and evaluates available data concerning the safety and effectiveness of human drug products for use in the treatment of cardiovascular and renal disorders and makes appropriate recommendations to the Commissioner of Food and Drugs.  Although the Committee provides advice to the Agency and suggests a course of action, final decisions are made by FDA.

“Upon the acceptance of the NDA for filing in February, we and Astellas began preparation for an advisory panel, considering that vernakalant (iv) is a new chemical entity for the treatment of atrial fibrillation.  We and our key clinical advisors welcome the opportunity to present our data on vernakalant (iv) to the Panel and the American public,” stated Bob Rieder, Chief Executive Officer and Chairman of Cardiome.  “Presentation of the program to the Advisory Committee is an important milestone in the NDA review before an action on the application from the FDA in January of 2008.  Commercialization plans continue to move forward.”

“Astellas, along with our co-development partner Cardiome, look forward to discussing the clinical safety and efficacy information for vernakalant (iv) with the Cardiovascular and Renal Drugs Advisory Committee, as a part of an overall dialogue on new pharmacological therapies for acute conversion of atrial fibrillation,” stated Yoshihiko Hatanaka, President and Chief Executive Officer at Astellas.  “The data from the ACT 2 trial offers both the FDA and the Advisory Committee additional insight regarding vernakalant (iv) as a potential new treatment option.”

The NDA for vernakalant (iv), based on a 5-year clinical development program, was submitted in December 2006 and accepted for review by the FDA in February 2007.  Upon approval, vernakalant (iv) will be marketed in the United States by Astellas Pharma US, Inc., a U.S. affiliate of Astellas Pharma Inc.  In October 2003, Cardiome granted Astellas Pharma US, Inc. an exclusive license to develop and commercialize vernakalant (iv) in North America. The companies have co-developed vernakalant (iv) to NDA, with Astellas responsible for 75% of development costs. Cardiome has retained all rights to the intravenous formulations outside of Canada, U.S. and Mexico.

Cardiome will hold a conference call and webcast on Thursday, August 30, 2007 at 9:00am EDT (6:00am PDT).  Please dial 416-340-8010 or 866-540-8136 to access the call.  There will be a separate dial-in line for analysts on which we will respond to questions.  The webcast can be accessed through Cardiome’s website at www.cardiome.com.  Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through September 30, 2007.  Please dial 416-695-5800 or 800-408-3053 and enter code 3233538# to access the replay.

About Cardiome Pharma Corp.
Cardiome Pharma Corp. is a product-focused cardiovascular drug development company with two late-stage clinical drug programs focused on atrial arrhythmia (intravenous and oral dosing), a Phase 1 program for GED-aPC, an engineered analog of recombinant human activated Protein C, and a pre-clinical program directed at improving cardiovascular function.

Vernakalant (iv) is the intravenous formulation of an investigational drug being evaluated for the acute conversion of atrial fibrillation (AF).  Positive top-line results from two pivotal Phase 3 trials for vernakalant (iv), called ACT 1 and ACT 3, were released in December 2004 and September 2005.  Cardiome’s co-development partner Astellas Pharma US, Inc. submitted a New Drug Application for vernakalant (iv) in December 2006.  Positive top-line results from an additional Phase 3 study evaluating patients with post-operative atrial arrhythmia, called ACT 2, were released in June 2007.  An open-label safety study evaluating recent-onset AF patients, called ACT 4, has completed.

Vernakalant (oral) is being investigated as a chronic-use oral drug for the maintenance of normal heart rhythm following termination of AF.  Cardiome announced positive results from a Phase 2a pilot study for vernakalant (oral) in September 2006.  A Phase 2b study for vernakalant (oral) is ongoing.

In April 2007 Cardiome acquired exclusive worldwide rights for GED-aPCfor all indications.  Cardiome intends to initially develop GED-aPC in cardiogenic shock, a life-threatening form of acute circulatory failure due to cardiac dysfunction, which is a leading cause of death for patients hospitalized following a heart attack.

Cardiome is traded on the Toronto Stock Exchange (COM) and the NASDAQ National Market (CRME).

About Astellas Pharma US, Inc.
Astellas Pharma US, Inc., located in Deerfield, Illinois, is a US affiliate of Tokyo-based Astellas Pharma Inc.  Astellas is a pharmaceutical company dedicated to improving the health of people around the world through the provision of innovative and reliable pharmaceutical products.  The organization is committed to becoming a global pharmaceutical company by combining outstanding R&D and marketing capabilities and continuing to grow in the world pharmaceutical market. For more information about Astellas Pharma US, Inc., please visit our website at www.astellas.com/us.

For Further Information:
Peter K. Hofman
Senior Director, Investor Relations
(604) 676-6993 or Toll Free: 1-800-330-9928
Email: phofman@cardiome.com

Maribeth Landwehr
Associate Director, Corporate Communications
Astellas Pharma US, Inc.
(847) 317-8988

Forward-Looking Statement Disclaimer
Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions.  Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information.  Such factors include, among others, our stage of development, lack of product revenues, additional capital requirements, risk associated with the completion of clinical trials and obtaining regulatory approval to market our products, the ability to protect our intellectual property, dependence on collaborative partners and the prospects for negotiating additional corporate collaborations or licensing arrangements and their timing.  Specifically, certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks and uncertainties that: we may not be able to successfully develop and obtain regulatory approval for vernakalant (iv) or vernakalant (oral) in the treatment of atrial fibrillation or any other current or future products in our targeted indications; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; we rely on third parties for the continued supply and manufacture of vernakalant (iv) and vernakalant (oral) and we have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com.  Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement.  All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.